Scholar Hospitality Holdings I LLC

40 East Montgomery Avenue, Suite 414

Ardmore, PA 19003

June 3, 2026

Filed Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Washington, D.C. 20549

Re:	Scholar Hospitality Holdings I LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-12759

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 12:00 PM ET on Thursday, June 4, 2026.

SCHOLAR HOSPITALITY HOLDINGS I LLC

By: Scholar Hospitality Holdings I GP LLC, its Manager

By:	/s/ Gary Brandeis
Gary Brandeis, Manager